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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                               HAUPPAUGE DIGITAL, INC.
                                   (Name of Issuer)

                               LCO INVESTMENTS LIMITED
                         (Names of Person Filing Statement)


                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)


                                     419131-10-7
                                    (CUSIP Number)


                                 CRAIGH LEONARD, ESQ.
                                RICHARDS & O'NEIL, LLP
                                   885 THIRD AVENUE
                                  NEW YORK, NEW YORK
                                        10022
                                    (212) 207-1200
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  November 11, 1996
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. /X/

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                                     SCHEDULE 13D


CUSIP     NO. 419131-10-7

(1)  Name of reporting persons . . . . .     LCO INVESTMENTS LIMITED

     S.S. or I.R.S. identification Nos. of
     above persons. . . . . .  . . . . .

(2)  Check the appropriate box if a  . .     (a)  / /
     member of a group
     (see instructions) . . .  . . . . .     (b)  / /

(3)  SEC use only . . . . . .  . . . . .


(4)  Source of funds
     (see instructions) . . .  . . . . .     WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e) . . .  . . . . .     / /

(6)  Citizenship or place of
     organization . . . . . .  . . . . .     GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power  . . .  . . . . .     284,500

(8)  Shared voting power. . .  . . . . .     None

(9)  Sole dispositive power .  . . . . .     284,500

(10) Shared dispositive power  . . . . .     None

(11) Aggregate amount beneficially owned
     by each reporting person  . . . . .     284,500

                                  Page 2 of 13 Pages

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(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)  . . . . .  . . . . .     / /

(13) Percent of class represented by
     amount in Row (11) . . .  . . . . .     6.4%

(14) Type of reporting person (see
     instructions)  . . . . .  . . . . .     CO

                                  Page 3 of 13 Pages

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                         HAUPPAUGE DIGITAL, INC. SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Common Stock, par value $.01 per share ("COMMON STOCK"), of Hauppauge Digital, Inc. (the "COMPANY") which, to the best knowledge of the person filing this Statement, is a corporation organized under the laws of Delaware with principal executive offices at 91 Cabot Court, Hauppauge, New York 11788.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by LCO Investments Limited ("LCO
          INVESTMENTS").

          LCO INVESTMENTS LIMITED

          (a) LCO Investments is wholly-owned and controlled by The ERSE Trust. The sole trustee of The ERSE Trust is CAP Advisers Limited (Dublin Branch). Information regarding The ERSE Trust and CAP Advisers Limited is set forth below in this Item 2.

          (b) The business address of LCO Investments is Canada Court, Upland Road, St. Peter Port, Guernsey, Channel Islands. The name and business address of each executive officer and director of LCO Investments is set forth on EXHIBIT A and is incorporated by reference herein.

          (c) The principal business of LCO Investments is to serve as an investment holding company. The present principal occupation of each executive officer and director of LCO Investments is set forth on EXHIBIT A and is incorporated by reference herein.

          (d) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  Page 4 of 13 Pages

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          (f)  LCO Investments is a corporation organized under the laws of
Guernsey, Channel Islands. The citizenship of each executive officer and director of LCO Investments is set forth on EXHIBIT A and is incorporated by reference herein.

          CAP ADVISERS LIMITED

          (a) CAP Advisers Limited ("CAP ADVISERS") (Dublin Branch) is the sole trustee of The ERSE Trust, of which LCO Investments is a wholly-owned subsidiary.

          (b) The business address of CAP Advisers (Geneva Branch) is 1, rue Etienne-Dumont, 1204 Geneva, Switzerland. The business address of CAP Advisers (Dublin Branch) is 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of each executive officer and director of CAP Advisers is set forth on EXHIBIT B and is incorporated by reference herein.

          (c) The principal business of CAP Advisers is to provide investment advice. In addition, CAP Advisers (Dublin Branch) is the sole trustee of The ERSE Trust. The present principal occupation of each executive officer and director of CAP Advisers is set forth on EXHIBIT B and is incorporated by reference herein.

          (d) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) CAP Advisers is a corporation organized under the laws of the United Kingdom. The citizenship of each executive officer and director of CAP Advisers is set forth on EXHIBIT A and is incorporated by reference herein.

          THE ERSE TRUST

          (a) The ERSE Trust (the "ERSE TRUST") is the 100% owner and controlling person of LCO Investments. The sole trustee of ERSE Trust is CAP Advisers (Dublin Branch).

                                  Page 5 of 13 Pages

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          (b)  The business address of ERSE Trust is c/o CAP Advisers (Dublin
Branch), 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of the sole trustee of ERSE Trust is set forth on EXHIBIT C and is incorporated by reference herein.

          (c) The principal business of ERSE Trust is to serve as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of the sole trustee of ERSE Trust is set forth on EXHIBIT C and is incorporated by reference herein.

          (d) Neither ERSE Trust nor its trustee has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Neither ERSE Trust nor its trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) ERSE Trust is a trust organized under the laws of Guernsey, Channel Islands. The jurisdiction of organization of the sole trustee of ERSE Trust is set forth on EXHIBIT C and is incorporated by reference herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          LCO Investments has included in this Statement 284,500 shares of the Company's Common Stock which it owns directly. Within the last 60 days, LCO Investments acquired an aggregate of 70,000 shares of Common Stock through open market purchases for an aggregate purchase price of $287,500, as described in
Item 5(c). The source of funds for such purchases was the capital funds of LCO Investments.


ITEM 4.   PURPOSE OF TRANSACTIONS.

          LCO Investments acquired voting control and dispositive power over the shares of Common Stock included by it in this Statement for investment. LCO Investments may acquire additional shares of Common Stock or sell shares of Common Stock, from time to time, depending upon price and market conditions, evaluations of alternative investments and other factors.

                                  Page 6 of 13 Pages

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, LCO Investments beneficially owns 284,500 shares of Common Stock, which constitutes 6.4% of the 4,465,302 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof. LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments) and CAP Advisers (as the sole trustee of ERSE Trust) are beneficial owners of such shares for purposes of this Item 5(a).

          (b) The voting and dispositive power of each person listed in Item 5(a) is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. CAP Advisers and ERSE Trust are listed because of such trustee and ownership relationships, although neither entity has a contractual or legal right to vote or dispose of any shares of Common Stock listed below:


                     Sole    Shared         Sole         Shared
     Name            Vote    Vote       Disposition    Disposition

LCO Investments    284,500        0       284,500               0
CAP Advisers       284,500        0       284,500               0
ERSE Trust         284,500        0       284,500               0

          (c) Within the last 60 days, LCO Investments has acquired an aggregate of 70,000 shares of Common Stock though open market purchases. On November 11, 1996, LCO Investments acquired 10,000 shares of Common Stock for an aggregate purchase price of $40,000. On November 12, 1996, LCO Investments acquired 21,500 shares of Common Stock for an aggregate purchase price of $88,687.50. On November 13, 1996, LCO Investments acquired 19,500 shares of Common Stock for an aggregate purchase price of $80,437.50. On November 14, 1996, LCO Investments acquired 19,000 shares of Common Stock for an aggregate purchase price of $78,375. The source of funds for such purchases was the capital funds of LCO Investments.

          (d) No person other than LCO Investments (and, indirectly, ERSE Trust as its parent and CAP Advisers (Dublin Branch) as the sole trustee of ERSE Trust) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by LCO Investments through open market purchases.

          (e)  Not applicable.

                                  Page 7 of 13 Pages

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LCO Investments and any other person, with respect to the securities of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT A, which appears at page 10 of this Schedule 13D, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of LCO Investments.

          EXHIBIT B, which appears at page 11 of this Schedule 13D, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of CAP Advisers.

          EXHIBIT C, which appears at page 12 of this Schedule 13D, contains the name, jurisdiction of organization, business address and present principal occupation of each trustee of ERSE Trust.

          EXHIBIT D, which appears at page 13 of this Schedule 13D, are the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.


                   [THE REMAINDER OF THE PAGE PURPOSELY LEFT BLANK]

                                  Page 8 of 13 Pages

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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 19, 1996


                                                  LCO INVESTMENTS LIMITED



                                                  By:  /s/ CRAIGH LEONARD
                                                     ---------------------
                                                     Craigh Leonard
                                                     Attorney-in-Fact


                                  Page 9 of 13 Pages

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                                                                       EXHIBIT A
                                                                       ---------



     The name, citizenship, business address and present principal occupation of each executive officer and director of LCO Investments is as follows:


                                                  Present Principal
Name and Citizenship          Office              Occupation and Address
--------------------          ------              ----------------------

Anthony M. Pilaro             Director            Chairman
Ireland                                           CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Chin Meng Yong                Executive Vice      Chief Financial Officer
Malaysia                      President           CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Ken Brierley                  Director            Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

Paul Weir                     Director            Assistant Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

                                 Page 10 of 13 Pages

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                                                                       EXHIBIT B
                                                                       ---------



     The name, citizenship, business address and present principal occupation of each executive officer and director of CAP Advisers is as follows:


                                                  Present Principal
Name and Citizenship          Office              Occupation and Address
--------------------          ------              ----------------------

Anthony M. Pilaro             Director and        Chairman
Ireland                       Chairman            CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Chin Meng Yong                Executive Vice      Chief Financial Officer
Malaysia                      President           CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Ken Brierley                  Director            Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

Bernie Quant                  Director            Assistant Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

                                 Page 11 of 13 Pages

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                                                                       EXHIBIT C
                                                                       ---------

     The name, jurisdiction of organization, office, business address and present principal occupation of each trustee of the ERSE Trust is as follows:

                                                  Present Principal
Name and Jurisdiction         Office              Occupation and Address
---------------------         ------              ----------------------

CAP Advisers Limited          Trustee             Investment Adviser
United Kingdom                                    1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland


                                 Page 12 of 13 Pages

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                                                                       EXHIBIT D
                                                                       ---------

                                  POWER OF ATTORNEY


     Know all men by these presents that the undersigned constitutes and appoints CRAIGH LEONARD its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Securities and Exchange Commission Forms 3, Forms 4, Forms 5 and Schedules 13D and 13G and any all amendments thereto relating to Hauppauge Digital, Inc., and to file the same and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.


Dated:  November 18, 1996                    LCO INVESTMENTS LIMITED



                                             By:  /s/ CHIN MENG YONG
                                                ---------------------------
                                                Name:   Chin Meng Yong
                                                Title:  Executive Vice President


                                 Page 13 of 13 Pages